Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following article by Rob Marcus was posted on Time Warner Cable Inc.’s internal employee website on July 24, 2014:

It’s been a while since you’ve heard from me on the status of our merger activities, but that doesn’t mean there hasn’t been a lot of work going on to support the closing of our deal with Comcast and to prepare for integration.  I thought I’d take a few minutes to fill you in on what’s been going on.

Thanks to the efforts of Gail MacKinnon and Marc Lawrence-Apfelbaum and their respective government affairs and law teams, we continue to make progress toward obtaining approvals of the deal from the Federal Communications Commission (FCC) and the Department of Justice (DOJ) as well as various state and local authorities.  Earlier this month, the FCC announced its regulatory review team for our deal and issued a public notice establishing a time period for public comments, which starts its informal 180-day clock on vetting the deal. Comments in favor or against the merger are due Aug. 25; responses to those comments are due Sept. 23; and replies to those responses are due Oct. 8. Visit [hyperlink redacted] for a look back at my communication from early March detailing the steps involved in the regulatory process.

As you know, since we announced our deal, AT&T and DirecTV announced their plan to merge and rumors continue to circulate about the possibility that Sprint and T-Mobile will attempt to combine.  At a minimum, these other deals in the telecom space may put a strain on the resources of the FCC, which is already busy with its proceedings on “net neutrality” and the auction of additional wireless spectrum.  In the meantime, recent speculation about mergers and acquisitions in the content world are adding more fuel to the public debate about whether consolidation is good or bad for consumers.  While it’s possible that all this noise could impact the review of our deal, we continue to work closely with Comcast on planning for a closing around year-end, understanding that it could take longer.

We’re also beginning the process of helping Comcast and Charter with the integration planning for the Comcast-Charter transactions that will occur following our merger.  Christian Lee, SVP of M&A, has ably played point in our integration efforts, coordinating with Comcast and, more recently, Charter, organizing meetings between our functional leaders and their Comcast and Charter counterparts (we’re up to 40 meetings and counting) and coordinating the responses to countless (more than 2,000, last I checked) information requests. The joint Integration Steering Committee, consisting of senior executives from both TWC and Comcast meets monthly and the dialogue has been open and active.  In particular, I’ve been impressed with Comcast’s interest in and openness to our views and ideas about what works and what doesn’t – while the decisions will ultimately be theirs, they’ve really demonstrated an interest in taking a “best of breed” approach to the integration of our two companies.  Overall, I’d say the process is going quite well despite the magnitude and complexity of what needs to get done.

Many of you have already been actively involved in the integration process and have invested significant time and effort to prepare for and take part in meetings with Comcast and Charter colleagues in your respective areas of responsibility.   Many more of you will be called on to assist in the process in the coming weeks and months.  I recognize these activities can be labor intensive and can be burdensome to balance with the demands of your “day jobs.”   I just want you to know that I get it and that I very much appreciate your going the extra mile. With your help, Comcast is taking very thorough and thoughtful steps to arrive at the best decisions. We will continue to keep everyone apprised of important developments as they materialize, either through the “Ask TWC” page on Channel You or in our other, ongoing communications platforms.

As I have noted before, it will be some time before we have concrete details to share about how specific changes may affect you personally.  Meanwhile, I understand how easy it is to be distracted and concerned when there is not a clear picture of what lies ahead.  I’m exceptionally proud of the fact that you’ve all stayed so focused on executing our operating plan despite the swirl.  We continue to make great strides on the priorities we established at the beginning of the year – customer experience is improving and our results are benefitting from your efforts.  Let’s keep it up and finish the year on the strongest note possible.

It’s hard to believe we’re already more than halfway through the year and the summer. I hope you are enjoying some good quality time with your families and friends. Thank you again for everything you do to support our company.

Rob

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, on May 23, 2014 and July 24, 2014, Comcast filed with the SEC amendments to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.